EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Deckers Outdoor Corporation:

We consent to the incorporation by reference in the registration statement on Form S-3 (Nos. 333-113237 and 333-120717) and Form S-8 (Nos. 333-139874 and 333-207894) of Deckers Outdoor Corporation of our reports dated May 30, 2019, with respect to the consolidated balance sheets of Deckers Outdoor Corporation and subsidiaries as of March 31, 2019 and 2018, and the related consolidated statements of comprehensive income (loss), stockholders' equity and cash flows for each of the three-years in the three-year period ended March 31, 2019, and the related notes and financial statement schedule (collectively, the consolidated financial statements), and the effectiveness of internal control over financial reporting as of March 31, 2019, which reports appear in the March 31, 2019 annual report on Form 10-K of Deckers Outdoor Corporation.

/s/ KPMG LLP

Los Angeles, California
May 30, 2019